Exhibit 99.1

Catalyst Paper to sell its interest in Powell River Energy

RICHMOND, BC, Feb. 13, 2013 /CNW/ - Catalyst Paper (TSX:CYT) announced today that it has agreed, subject to court approval, to sell its approximately 50% interest in Powell River Energy Inc. and Powell River Energy Limited Partnership to Powell River Energy Trust, a Brookfield Renewable Energy affiliate for $33 million. Powell River Energy Trust currently holds the other 50% stake in the Powell River Energy joint venture originally established in 2001.

"Sale of this energy asset to our joint venture partner enables a smooth operational transition, maintains reliable electricity supply for our Powell River paper mill under a power purchase agreement and ensures we meet the terms of the plan of arrangement in a timely way," said President and Chief Executive Officer Kevin J. Clarke. All electricity generated by Powell River Energy will be sold to Catalyst under a power purchase agreement which expires in 2016 with possible extension to 2021 at Catalyst's discretion.

Pursuant to its plan of arrangement under the Companies' Creditors Arrangement Act which became effective September 13, 2012, Catalyst is required to sell its stake in Powell River Energy and to distribute to certain unsecured creditors of Catalyst who did not elect to receive shares in Catalyst in settlement of their claims, their pro rata share of 50% of the net proceeds of the sale (which, given that many creditors elected to instead receive shares, will result in a distribution of approximately 40% of the net proceeds of the sale).  The company will offer to purchase a portion of its Floating Rate Senior Secured Notes with the balance of the net proceeds. The sale is expected to complete in the first quarter of 2013 and is subject to various closing conditions. The company expects to apply to the British Columbia Supreme Court for approval of the sale in the next 10 days.

Catalyst Paper manufactures diverse specialty mechanical printing papers, newsprint and pulp. Its customers include retailers, publishers and commercial printers in North America, Latin America, the Pacific Rim and Europe. With three mills, located in British Columbia, Catalyst has a combined annual production capacity of 1.5 million tonnes. The company is headquartered in Richmond, British Columbia, Canada and is ranked by Corporate Knights magazine as one of the 50 Best Corporate Citizens in Canada.

Forward-Looking Statements

Certain matters set forth in this news release are forward-looking. These forward-looking statements reflect management's current views and are based on certain assumptions including assumptions as to future operating conditions and courses of action, economic conditions and other factors management believes are appropriate. Such forward looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contained in these statement, including the possibility that the required court approval for the sale will not be obtained or the other conditions to the completion of the sale will not be fulfilled, and those risks and uncertainties identified under the heading "Risks and Uncertainties" in Catalyst's management's discussion and analysis contained in Catalyst's annual report for the year ended December 31, 2011 and report for the third quarter of 2012, which are available at www.sedar.com.

SOURCE: Catalyst Paper Corporation

%CIK: 0001144906

For further information:

Investors:
Brian Baarda
Vice President, Finance & CFO
604-247-4710

Alistair MacCallum
Vice President, Treasurer & Corporate Controller
604-247-4037

Media:
Lyn Brown
Vice President, Marketing & Corporate Responsibility
604-247-4713

CO: Catalyst Paper Corporation

CNW 19:00e 13-FEB-13